UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of June 24, 2015

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following:

Closing of a warrant transaction with an affiliate

Background

As previously released, at the Annual General Meeting of Shareholders of RiT Technologies Ltd. (the "Company" or "we"), held on June 8, 2015, the Company’s shareholders approved, among others, the issuance of a warrant to Invencom Technologies Ltd. ("Invencom"), an affiliate of the controlling shareholder of the Company (the "Transaction").

A copy of the Company’s Press Release relating to the results of the 2015 annual general meeting was filed as exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on June 15, 2015.

See also the Company's Notice and Proxy Statement, exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on May 4, 2015.

Details about the Transaction

Subsequently, on June 21, 2015, the Company entered into the Warrant Purchase Agreement with Invencom.

A copy of the executed Warrant Purchase Agreement is attached as Exhibit 99.1 to this Form 6-K.

The Warrant Purchase Agreement provides for, among other things, the issuance of a warrant to Invencom, which allows Invencom to purchase up to 6,000,000 Ordinary Shares of the Company, at an exercise price of $2.50 per share (the "Warrant").

The purchase price for the Warrant was based on the average market price of the warrants we issued as part of the underwritten public offering we completed on November 27, 2013 (the "Public Warrants"), so that the aggregate purchase amount for the Warrant equaled to: (a) the average market price of the Public Warrants in the ten trading days period prior to the closing of this transaction, multiplied by (b) 6,000,000 (which is the number of the Warrant's underlying Ordinary Shares).

The foregoing description of the terms of the Warrant Purchase Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Warrant Purchase Agreement.

Closing of the Transaction

The Parties closed the transaction on June 22, 2015 at 11:30 AM Israel Time (the "Closing"). The purchase price per warrant was closed at US$0.15911 (which was the average market price of the Public Warrants in the ten trading days period prior to the Closing), resulting in an aggregate purchase amount of US$954,660 for the Warrant (the "Purchase Amount"). The Purchase Amount was paid to the Company at the Closing.

The effective date of the Warrant (the "Commencement Date" set forth in the Warrant), was set to July 8, 2015.

A copy of the executed Warrant issued to Invencom is attached as Exhibit 99.2 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: June 24, 2015	By:	/s/ Eran Erov
Eran Erov, VP Finance

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Warrant Purchase Agreement, between RiT and Invencom, dated June 21, 2015.

99.2	Warrant issued to Invencom